

Mail Stop 4631

August 16, 2010

Mr. Gary Reed, Chief Executive Officer
Alternative Energy Partners, Inc.
1365 N. Courtenay Parkway, Suite A
Merritt Island, FL 32953

    Re: **Alternative Energy Partners, Inc.**
               Form 8-K Item 4.01 filed May 26, 2010
               File No. 333-154894

Dear Mr. Reed:

We issued comments to you on the above captioned filing on June 2, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by August 30, 2010 addressing these outstanding comments.

If you do not respond to the outstanding comments by August 30, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

If you have any questions regarding these comments, please direct them to Jenn Do, Staff Accountant at (202) 551-3743, or to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief